Exhibit 99.3

FORM 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares ("Hut 8 Shares") in the capital of Hut 8 Mining Corp. ("Hut 8").

Hut 8's head office is as follows:

24 Duncan Street, Suite 500

Toronto, Ontario M5V 2B8

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Completion of the business combination by and among Hut 8, U.S. Data Mining Group, Inc. ("USBTC") and Hut 8 Corp. ("New Hut").

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Hut 8 Corp.

1221 Brickell Avenue, Suite 900

Miami, FL, 33131

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On November 30, 2023, Hut 8, USBTC and New Hut completed a business combination whereby, (i) Hut 8 and its direct wholly-owned subsidiary, Hut 8 Holdings Inc. was, as part of a court-sanctioned plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) (the "BCBCA"), amalgamated (the "Amalgamation") to continue as one British Columbia corporation (the "Hut 8 Amalco"), (ii) following the Amalgamation, and pursuant to the Arrangement, each common share of Hut 8 Amalco (other than dissenting shares) was exchanged for 0.2000 of a share of New Hut common stock ("New Hut Shares"), and (iii) following the completion of the Arrangement, a newly-formed direct wholly-owned subsidiary of New Hut merged with and into USBTC, with each share of common stock and preferred stock of USBTC being exchanged for 0.6716 of a share of New Hut common stock in a merger executed under the laws of the State of Nevada (the "Merger", and together with the Arrangement, the "Transaction"). As a result of the Transaction, Hut 8 and USBTC became wholly-owned subsidiaries of New Hut, and the shareholders of Hut 8 and the stockholders of USBTC collectively each, as a group, own approximately 50% of the New Hut Shares on a fully-diluted in-the-money basis. The Hut 8 Shares were delisted on the Toronto Stock Exchange and Nasdaq Stock Market LLC on the close of business on December 1, 2023. The New Hut Shares began trading on the Nasdaq Stock Market LLC and the Toronto Stock Exchange under the ticker symbol "HUT" on December 4, 2023

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

All of the issued and outstanding Hut 8 Shares, being 221,730,042, were exchanged for 44,346,008 New Hut Shares. New Hut owns all of the issued and outstanding Hut 8 Shares.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See Item 3.1.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the completion of the Transaction, New Hut did not hold any Hut 8 Shares. Immediately following the completion of the Transaction, New Hut acquired ownership and control over an aggregate of 221,730,042 Hut 8 Shares, representing all of the issued and outstanding Hut 8 shares.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)    the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.4.

(b)    the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)   the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2 and Item 3.1.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 2.2 and Item 3.1.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See item 2.2.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)  the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)   a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)   a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)   a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)   a material change in the present capitalization or dividend policy of the reporting issuer;

(f) a material change in the reporting issuer’s business or corporate structure;

(g)   a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)   a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)   the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)   a solicitation of proxies from securityholders;

(k)  an action similar to any of those enumerated above.

The purpose of the Transaction was for New Hut to acquire ownership and control over 100% of the issued and outstanding Hut 8 Shares and for Hut 8 and USBTC to become wholly-owned subsidiaries of New Hut. For a detailed summary of the Transaction and other information in respect of the transactions thereunder, please refer to the management information circular of Hut 8 dated August 11, 2023, which is available under Hut 8’s profile on SEDAR+ at www.sedarplus.ca. Hut 8 has made an application to cease to be a reporting issuer in all jurisdictions where it is a reporting issuer, being all of the provinces and territories of Canada.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

Certificate

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

December 6, 2023.

HUT 8 MINING CORP.

(signed) "Aniss Amdiss"
Name:	Aniss Amdiss
Title:	Chief legal Officer